Effective December 27, 2001, the Class L shares of Strong Advisor Common Stock Fund were re-designated and merged into the Class A shares of Strong Advisor Common Stock Fund.

Effective December 27, 2001, the Class L shares of Strong Advisor Focus Fund were re-designated and merged into the Class A shares of Strong Advisor Focus Fund.

Effective December 27, 2001, the Class L shares of Strong Advisor Technology Fund were re-designated and merged into the Class A shares of Strong Advisor Technology Fund.